

Mail Stop 3233

October 27, 2017

<u>Via E-mail</u>
Henry Fahman
Chief Executive Officer
PHI Group, Inc.
5348 Vegas Drive
Las Vegas, Nevada 89128

      Re: PHI Group, Inc.
              Supplemental Response
              Registration Statement on Form S-1
              Submitted October 26, 2017
              File No. 333-219769

Dear Mr. Fahman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2017 letter.

<u>General</u>

1. We note your response to our prior comment 2. Please file counsel's updated legal opinion as an exhibit to the registration statement on Form S-1. Refer to Item 601(b)(5) of Regulation S-K.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher Dieterich